Exhibit 99.35

LINEAR GOLD CORP

Linear Gold begins follow-up drill program at the

Tres Bocas massive sulfide discovery,

Loma el Mate concession, Dominican Republic

HALIFAX, NS, August 9, 2006 – Linear Gold Corp (LRR.TSX) is pleased to announce that it has commenced follow-up drilling on its Tres Bocas Property in the Dominican Republic.

The drilling program at the Tres Bocas Property located within the Loma el Mate concession is designed to follow-up on the high-grade discovery reported May 17, 2006. High-grade mineralization was intersected in two holes, which were spaced 50 metres apart. Hole TBM-07 intersected 10.58 metres, grading 2.96 grams per tonne gold, 104.91 grams per tonne silver, 2.03% copper and 9.41% zinc, while hole TBM-12 intersected 4.57 metres, grading 1.36 grams per tonne gold, 119.98 grams per tonne silver, 0.75% copper and 8.05 % zinc. Seven drill holes are currently planned to test for the continuity and extensions of the mineralized intersections. An additional two drill holes will test the possible extension of mineralization referred to in the January 19, 2006 press release, which reported TBM-03 intersecting a six metre gossan zone that returned 1.67 grams per tonne gold.

Linear Gold Corp. and Everton are joint venture partners sharing an equal interest in the Loma el Mate concession, which is located 5 kilometres southeast of Barrick’s Pueblo Viejo mine.

This press release was prepared under the review of David Rowe, Certified Professional Geologist who acts as the “Qualified Person” for the purpose of the National Instrument 43-101 Standards of Disclosure for Mineral Properties.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Phillip Pyle

Philip Pyle, Vice-President, Exploration

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com